Troutman Pepper Hamilton Sanders LLP 620 Eighth Avenue, 37th Floor New York, NY 10018 troutman.com

September 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Rolf Sundwall

Sasha Parikh

Abby Adams

Suzanne Hayes

Re:	Inhibikase Therapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 15, 2020 File No. 333-240036

Ladies and Gentlemen:

On behalf of our client, Inhibikase Therapeutics, Inc. (“Inhibikase” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 23, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing the revised Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised the Registration Statement.

Amendment No. 1 to Form S-1 filed September 15, 2020

Inside Cover Page, page i

1.	We note your response to comment 2, and expanded disclosure regarding the nature of Dementia with Lewy Body and animal studies for Multiple System Atrophy and Progressive Multifocal Leukoencephalopathy. Please provide further support for you belief that your research program for Dementia with Lewy Body is material as it currently appears you have not begun research in this area. Additionally, revise your business section to describe the material terms of your collaborative arrangements with Rush University and Louisiana State University. Please file these agreements as exhibits or provide us with an analysis supporting your determination that you are not dependent on them.

September 29, 2020 Page 2

The Company respectfully advises the Staff that it has revised the disclosure on page 111 of the Registration Statement to explain that Parkinson’s Disease and Dementia with Lewy Bodies (“DLB”) are both Lewy Body disorders and to further explain our strategy with respect to DLB. We further revised the disclosure to indicate that “[t]he development of an animal model to assess the therapeutic utility in DLB is not necessary because we believe the characteristics of a molecule suitable for treatment of DLB are similar to one used to treat PD given the significant overlap in disease pathology and clinical features. Rather, we are evaluating which of the 148x series molecules is the best candidate to follow IkT-148009 into the clinic and planning the IND-enabling studies required to evaluate the molecule clinically in patients with a formal diagnosis of DLB.”

To address the second point, the Company respectfully advises the Staff that it has revised the business section on pages 119 and 120 of the Registration Statement to describe the material terms of its current collaborative arrangements with Rush University and Louisiana State University. The Company is not dependent on such collaborative arrangements as they are not related to its current lead product candidates.

Prospectus Summary

Overview, page 1

2.	We note your response to comment 5; however, the statement, “We believe IkT-001Pro will improve patient experience and treatment compliance and could become the standard of-care as a result” remains on page 95. Please revise to eliminate the implication that your product will be effective.

The Company respectfully advises the Staff that it has removed the disclosure on page 96 of the Registration Statement to eliminate the implication that its product will be effective.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 92

3.	Please revise your disclosure to quantify the stock compensation expense for both of the warrants issued August 25, 2020 in the aggregate as well as the amount that will be recognized in your September 30, 2020 financial statements.

The Company respectfully advises the Staff that it has revised the disclosure on pages 92-93, F-23 and F-35-36 of the Registration Statement to quantify the estimated stock compensation expense for both of the warrants issued August 25, 2020 in the aggregate as well as the amount that will be recognized in its September 30, 2020 financial statements.

In order to facilitate the Staff’s review of the Registration Statement, the Company is providing the following chronology:

On December 31, 2019, the Board of Directors (“Board”) of the Company adopted certain resolutions (“December 31, 2019 Resolutions”) approving a grant of 25,000 non-qualified options to the Company’s contracted CFO, Joseph Frattaroli, effective January 1, 2020, expiring seven years from the grant date, and vesting over 24 months (“December 31, 2019 Award”). The December 31, 2019 Resolutions did not specifically approve the exercise price of the December 31, 2019 Award.

September 29, 2020 Page 3

On July 24, 2020, in anticipation of an award grant to Mr. Frattaroli, the Company obtained a valuation from Dahn Consulting Group, an independent valuation firm (“Dahn”), valuing the fair market value of the Company’s common stock at $5.16 per share as of July 24, 2020 (“July 24, 2020 Valuation Price”).

On August 6, 2020, the Board and the stockholders of the Company approved an amendment to the Company’s Certificate of Incorporation to effect a 1-for-1.14396 reverse-stock-split of the issued and outstanding common stock of the Company, with those stockholders otherwise entitled to receive a fractional share receiving one whole share in lieu of such fractional share, to be effective as of August 10, 2020 (“Initial Reverse Stock Split”).

On August 10, 2020, the Board adopted certain resolutions (“August 10, 2020 Resolutions”) approving an issuance to Mr. Frattaroli of warrants to purchase 150,000 shares of the Company’s common stock with an exercise price equal to the July 24, 2020 Valuation Price, as adjusted for the Initial Reverse Stock Split, or $5.90 per share. The August 10, 2020 Resolutions did not address adjustment of the number of shares subject to the warrant for the then-contemplated Initial Reverse Stock Split. Such warrants would vest in full upon the first anniversary of the grant date, and expire seven years from the grant date (“August 10, 2020 Award”).

On August 19, 2020, the Company and the representative of the underwriters, ThinkEquity, a division of Fordham Financial Management, Inc., agreed upon a preliminary pricing range for the Company’s initial public offering of between $10 and $12 per share of the Company’s common stock. Such preliminary price range was reflected in the Registration Statement filed with the Securities and Exchange Commission on September 15, 2020.

On August 20, 2020, the Board approved a Certificate of Correction and a Certificate of Amendment to the Certificate of Incorporation withdrawing the Certificate of Amendment previously approved by the Board on August 6, 2020 and filed with the Delaware Secretary of State on August 10, 2020. As a result, the Initial Reverse Stock Split was deemed null and void and the new Certificate of Amendment was filed on August 21, 2020 to effect a 1-for-1.14396 reverse-stock-split of the issued and issued and outstanding common stock of the Company effective as of August 24, 2020 (“Reverse Stock Split”). Stockholders otherwise entitled to receive a fractional share as a result of the Reverse Stock Split would now receive a cash payout rather than one whole share of common stock of the Company.

As of August 24, 2020, neither the December 31, 2019 Award nor the August 10, 2020 Award had been issued upon the terms approved by the Board.

September 29, 2020 Page 4

On August 25, 2020, the Board adopted certain resolutions (“August 25, 2020 Resolutions”) (i) replacing and superseding the December 31, 2019 Resolutions and the August 10, 2020 Resolutions in their entirety and (ii) approving the terms and conditions of the December 31, 2019 Award and the August 10, 2020 Award in the forms attached thereto. The December 31, 2019 Resolutions and the August 10, 2020 Resolutions contained certain inconsistencies and inaccuracies in the approval of the December 31, 2019 Award and the August 10, 2020 Award, including the type of award (options vs. warrants), the name of the holder (Mr. Frattaroli individually vs. Flagship Consulting, Inc., Mr. Frattaroli’s consulting firm) and the vesting schedule (in the case of the December 31, 2019 Award, fully vested vs. vesting over 24 months). Such warrants issued to Flagship Consulting, Inc. were approved by the Board, dated as of, and granted to Flagship Consulting, Inc. on August 25, 2020.

The December 31, 2019 Award and the August 10, 2020 Award were approved and granted on August 25, 2020 in accordance with the terms and conditions of the August 25, 2020 Resolutions and the forms of warrants attached thereto, consistent with the issue date on the face of the executed warrants.

On September 24, 2020, the Company obtained a valuation from Dahn valuing the fair market value of Company’s common stock at $5.87 per share, determined as of August 25, 2020, which was nearly identical to the July 24, 2020 Valuation Price as adjusted for the Reverse Stock Split. The December 31, 2019 Award and the August 10, 2020 Award to Flagship Consulting, Inc. were granted on August 25, 2020 at $5.90 per share.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions with respect to this submission to me at (212) 808-2711 or merrill.kraines@troutman.com.

Sincerely,

/s/ Merrill M. Kraines

Merrill M. Kraines, Esq.

cc:	Milton H. Werner, Ph.D., Inhibikase Therapeutics, Inc.
Todd Kornfeld, Esq., Troutman Pepper Hamilton Sanders LLP
Leslie Marlow, Esq., Gracin & Marlow LLP